Exhibit 4.1
DESCRIPTION OF ADVANCED MICRO DEVICES, INC. CAPITAL STOCK

The following description of AMD’s capital stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of AMD’s amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”), filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.

Common Stock

General

The certificate of incorporation authorizes 4,000,000,000 shares of common stock, $0.01 par value per share.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Common stockholders do not have cumulative voting rights in the election of directors. Accordingly, in an uncontested election, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding serial preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. However, the terms of our borrowing arrangements restrict our ability to declare or pay dividends on our common stock in certain circumstances. Dividends may be paid in cash, in property or in shares of common stock. Declaration and payment of any dividend are subject to the discretion of the board of directors. Before payment of any dividend, the board of directors may set aside out of any funds of AMD available for dividends such amount thought proper to meet contingencies, equalize dividends, repair or maintain any property of AMD, or for such other purpose as the board of directors determines to be conducive to the interest of AMD. The board of directors may modify or abolish any such reserve in the manner in which it was created.

Liquidation

In the event of AMD’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of serial preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of serial preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All outstanding shares of common stock are fully paid and non-assessable.

Annual Stockholder Meetings

The certificate of incorporation and bylaws provide that annual stockholder meetings will be held at a date, place (if any) and time, as designated by the board of directors. To the extent permitted under applicable law, we may but are not obligated to conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Provisions

Some provisions of Delaware law and the certificate of incorporation and bylaws could make the following transactions difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of AMD, including transactions that might result in a premium over the market price for shares of common stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control to first negotiate with AMD’s board of directors. We believe that the benefits of protection to AMD’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure AMD outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

Section 203 of the DGCL prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Serial Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue up to 1,000,000 shares of serial preferred stock, par value $0.10 per share, in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of serial preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of serial preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders and may adversely affect the market price of our common stock.

Special Stockholder Meetings

The bylaws provide that a special meeting of stockholders may be called by the chair of the board of directors or secretary of AMD at the request in writing of a majority of the board of directors. Stockholders holding no less than 20% of the voting power of our outstanding capital stock continuously for at least one year prior to requesting a special meeting have the right to call a special meeting upon written request, provided such stockholders satisfy all requirements as set forth in the bylaws.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The bylaws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Proxy Access

Our bylaws permit a stockholder, or a group of up to 20 stockholders, owning at least three percent of our outstanding stock continuously for at least three years, to nominate and include in our proxy materials for an annual meeting of stockholders, director candidates constituting up to 20% of our board of directors elected by holders of our common stock, provided that the stockholder (or group) and each nominee satisfy the requirements as set forth in the bylaws.

Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies

The board of directors may consist of not fewer than three nor more than 12 directors. In any uncontested elections of directors, a director nominee for the board of directors will be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. An incumbent director who is nominated for an uncontested election and fails to receive a majority of the votes present and voting for such director’s reelection would be required to tender his or her resignation to the board of directors. The Nominating and Corporate Governance Committee of the board of directors (or any future committee the equivalent thereof) will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken. The board of directors will act on the recommendation of such committee within 90 days from the date of the certification of the election results and will publicly disclose its decision. In a contested election, a plurality voting standard will apply to director elections. The directors are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified.

The directors may be removed only by the affirmative vote of at least a majority of the holders of our then-outstanding common stock. Furthermore, any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the board of directors then in office, even if less than a quorum, or by the sole remaining director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of AMD, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. Subject to the foregoing, the bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Amendment of the Certificate of Incorporation and Bylaws

The amendment of any of the provisions in the certificate of incorporation requires approval by a stockholder vote by the holders of at least a majority of the voting power of the then outstanding voting stock. The bylaws may be amended by the board of directors or by the holders of at least a majority of the voting power of the then outstanding voting stock.

The provisions of the DGCL, the certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of AMD. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

The certificate of incorporation contains provisions that limit the liability of the directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, directors are not personally liable to AMD or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to AMD or its stockholders;
•any act or omission not in good faith or which involve intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.

Each of the certificate of incorporation and bylaws provides that we are required to indemnify the directors and officers, in each case to the fullest extent permitted by Delaware law. The bylaws also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered into agreements to indemnify the directors, executive officers and other employees as determined by the board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding to the fullest extent permitted by applicable law. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. AMD also maintains directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against the directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against the directors and officers, even though an action, if successful, might benefit AMD and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Stock Exchange Listing

Shares of common stock are listed on The Nasdaq Global Select Market under the symbol “AMD.”

No Sinking Fund

The shares of common stock have no sinking fund provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.